One Corporate Center Rye, NY 10580-1422 Tel. (914) 921-5070 Fax (914) 921-5118 www.gabelli.com info@gabelli.com	The Gabelli Multimedia Trust Inc.

May 21, 2014

Laura E. Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Multimedia Trust Inc. (the “Fund”)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the
“Registration Statement”) File No. 333-195186

Dear Ms. Hatch:

Pursuant to Rule 461 under the Securities Act of 1933, the Fund hereby requests acceleration of the effective date of the Registration Statement to Wednesday, May 28, 2014, or as soon as practicable.

We request that we be notified of such effectiveness by a telephone call to Rachael Schwartz of Paul Hastings LLP at (212) 318-6275, and that such effectiveness also be confirmed in writing.

Very truly yours,

The Gabelli Multimedia Trust Inc.

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Treasurer